UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Synergx Systems Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Paul Mendez
President, Chief Executive Officer and Chairman of the Board of Directors
Firecom, Inc.
39-27 59th Street
Woodside, New York 11377
(718) 899-6100

Copies to:

Bruce A. Rich, Esq.
Thelen Reid Brown Raysman and Steiner LLP
875 Third Avenue
New York, New York 10022
(212) 603-6775
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  /_/

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	1,578,012
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	1,578,012
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		1,578,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.28%*
14	TYPE OF REPORTING PERSON		CO
* Based on 5,210,950 shares of Common Stock outstanding as of May 15, 2008, as reported in the Issuer's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008.

CUSIP No. 87160C106
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Paul Mendez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,578,012
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,578,012
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON		1,578,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.28%*
14	TYPE OF REPORTING PERSON		IN
* Based on 5,210,950 shares of common stock outstanding as of May 15, 2008, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008.

Item 1.    Security and Issuer.

This Amendment No. 3 (the “Amendment”) is filed by Firecom, Inc., a New York corporation (“Firecom”), and Paul Mendez (“Mr. Mendez” and, together with Firecom, the “Reporting Persons”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4, 5 and 6 of the initial Statement on Schedule 13D filed by the Reporting Persons on April 25, 2006, Amendment No. 1 filed on May 10, 2006 and Amendment No. 2 filed on January 25, 2007 (the  initial Schedule 13D and together with the Amendments, the “Statement”).  The Statement relates to shares of the common stock, par value $0.001 per share (the “Shares”), of Synergx Systems Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791.  The telephone number of the Issuer is (516) 433-4700.

Item 3.	Source and Amount of Funds or Other Consideration

On June 10, 2008, Firecom purchased 225,468 Shares of the Issuer from Daniel S. Tamkin (“Tamkin”), at $2.75 a share, for a total purchase price of $620,037, using its working capital to pay the purchase price.

Item 4.	Purpose

Item 4 of the Statement is amended and restated in its entirety as follows:

The Reporting Persons acquired beneficial ownership of the 225,468 Shares to which this Amendment relates upon exercise by Tamkin of a put option granted to him under a Put Option Agreement, dated January 18, 2007, between Firecom and Tamkin.  Related to this Share acquisition, Tamkin resigned as CEO and a director of the Issuer and Mr. Mendez was elected CEO, President and a director of the Issuer. Reference is made to Forms 8-K filed by the Issuer for an event of June 2, 2008 for information about Tamkin's resignation and for an event of June 10, 2008 for information about Mr. Mendez's relationship with the Issuer.

Firecom holds its Shares for investment purposes.  The Reporting Persons routinely monitor the performance of their investments in the Issuer and accordingly intend to continuously evaluate the Issuer’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors.  Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by them.

As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the Board, officers or representatives of the Issuer, stockholders of the Issuer, and other persons regarding the Issuer’s affairs and strategic alternatives.  Peter Bartoz, a director of the Issuer, also serves as a director of Firecom.

The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Issuer, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

The Reporting Persons and Issuer are subject to Section 203 of the Delaware General Corporation Law (“Section 203”), regarding proposals or business combinations with Issuer. Pursuant to Section 203, there are restrictions on Reporting Persons engaging in a business combination with Issuer until January 24, 2010.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended as follows:

(a) The Reporting Persons aggregately beneficially own 1,578,012 Shares, or 30.28% of the outstanding Shares of the Issuer, based upon 5,210,950 Shares outstanding as of May 15, 2008, as reported to the SEC on Form 10-QSB of the Issuer, for the fiscal quarter ended March 31, 2008.

(b) Firecom has sole voting power over 1,578,012 Shares of the Issuer.  Firecom has sole dispositive power over these Shares.

Mr. Mendez is the Chairman of the Board of Directors and controlling shareholder of Firecom, and for purposes of Rule 13d-3 may be deemed the beneficial owner of the Shares deemed to be beneficially owned by Firecom.  Mr. Mendez has shared voting power over 1,578,012 Shares of the Issuer and he has shared dispositive power over 1,578,012 Shares.  Mr. Mendez disclaims any economic interest or beneficial ownership of these Shares.

(c) Firecom effected the following transaction in the Shares during the past 60 days, all of which was purchased from Tamkin upon the closing from escrow of a Purchase and Sale Agreement, dated as of June 4, 2008.

Date	Amount of Shares Purchased	Price Per Share
06/10/08	225,468	$2.75

Item 6.     Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

3.1   Purchase and Sale Agreement, dated as of June 4, 2008, between Firecom and Tamkin.

3.2   Escrow Letter Agreement, dated as of June 5, 2008, among Firecom, Tamkin and Dolgenos Newman & Cronin LLP (escrow agent).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 10, 2008

FIRECOM, INC.
By:	/s/ Paul Mendez
Name:	Paul Mendez
Title:	President

/s/ Paul Mendez
Paul Mendez

Exhibit 3.1

PURCHASE AND SALE AGREEMENT

AGREEMENT, dated as of June 4, 2008, between FIRECOM, INC., a New York corporation (“Purchaser”), and DANIEL S. TAMKIN (“Seller”).

WHEREAS, pursuant to a Put Option Agreement, dated January 18, 2007 (the “Put Agreement”), between Purchaser and Seller, Purchaser granted to Seller a put option (the “Option”) to require Purchaser to purchase 225,468 shares (the “Put Shares”) of Common Stock of Synergx Systems Inc., a Delaware corporation (“Synergx”), owned by Seller at an exercise price of $2.75 per Put Share (the “Option Price”);

WHEREAS, Seller, in accordance with the Put Agreement, has delivered to Purchaser a notice of exercise of the Option with respect to all of the Put Shares; and

WHEREAS, Purchaser and Seller desire to set forth the terms and conditions of the sale by Seller to Purchaser, and the purchase by Purchaser from Seller, of the Put Shares.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein, the parties hereto agree as follows:

1.  Purchase and Sale.  Subject to the terms and conditions herein, Purchaser hereby purchases the Put Shares from Seller, and Seller hereby sells the Put Shares to Purchaser, at the Option Price, or an aggregate purchase price of $620,037 (the “Purchase Price”).

2.  Deliveries.  Seller hereby delivers to Dolgenos Newman & Cronin LLP (the “Escrow Agent”) four (4) certificates for the aggregate Put Shares, together with a duly executed stock power to Purchaser, and Purchaser hereby has arranged for the wire transfer of the Purchase Price to a bank account designated by the Escrow Agent, all to be held by the Escrow Agent for disbursement and delivery pursuant to an Escrow Agreement, dated the date hereof, among Purchaser, Seller and the Escrow Agent.

3.  Representations of Seller.  Seller hereby represents and warrants to Purchaser as follows:

(a)  Seller has full power, authority and capacity to execute and deliver this Agreement and to sell the Put Shares.  This Agreement is the valid and binding obligation of Seller, enforceable in accordance with its terms.

(b)  Seller is direct, record and beneficial owner of the Put Shares, free and clear of any claim, lien, charge, security interest, encumbrance or restriction of any kind or nature whatsoever other than restriction on resale under the Securities Act of 1933, as amended (the “Securities Act”), and upon transfer thereto to Purchaser pursuant to this Agreement, Purchaser will receive good and marketable title to the Put Shares free and clear of any claim, lien, charge, security interest, encumbrance or restriction of any kind or nature whatsoever other than restriction on resale under the Securities Act.  The stock certificates and stock powers delivered by Seller in accordance with Section 2 hereof are in sufficient form for the transfer agent for the Synergx Common Stock to issue a new stock for the Put Shares in the name of Purchaser.

(c)  The sale of the Put Shares pursuant to this Agreement does not breach or violate, or cause a breach or violation of, any agreement or covenant to which Seller is a party or may be bound.

(d)  Seller has not granted, or agreed to grant, any proxy, voting right, purchase interest, option or other right or agreement that is presently outstanding with respect to the Put Shares, other than the Put Agreement.

(e)  Seller has served as Chairman of the Board and Chief Executive Officer of
Synergx and is familiar with its current and proposed operations, capitalization and financial condition.  Seller has voluntarily exercised the Option.

4.  Representations of Purchaser.  Purchaser hereby represents and warrants to Seller as follows:

(a)  Purchaser has full power, authority and capacity to execute and deliver this Agreement and to purchase the Put Shares, and this Agreement is the valid and binding of Purchaser, enforceable in accordance with its terms.

(b)  Purchaser understands the restrictions on resale or other transfer of the Put Shares under the Securities Act.

(c)   Purchaser is familiar with the current and proposed operation, capitalization and financial condition of Synergx.

5.  Release.  (a)  In consideration of Purchaser’s agreements herein, Seller, on behalf or himself, his heirs and administrators and anyone else claiming by, through or under Seller, hereby irrevocably releases and fully discharges Purchaser and its officers, directors, stockholders and agents (collectively, the “Purchaser Releasees”) of and from any and all claims, actions, agreements, promises, liabilities and expenses (including reasonable attorneys’ fees) of every kind and nature whatsoever, whether direct or indirect, known or unknown, in law or equity, which Seller ever had, now has or may have in the future against Purchaser or any other Purchaser Releasee from the beginning of this world until the date of this Agreement, including, without limitation, all claims by reason of or arising out the Put Agreement or the sale of the Put Shares provided for in this Agreement; provided, however, that Seller is not releasing Purchaser from any obligations of Purchaser under this Agreement.

2

(b)  In consideration of Seller’s agreements herein, Purchaser, on behalf of itself and its successors and assigns and anyone else claiming by, through or under Purchaser, hereby irrevocably releases and fully discharges Seller and his heirs, administrators and agents (collectively, the “Seller Releasees”) of and from any and all claims, actions, agreements, promises, liabilities and expenses (including reasonable attorneys’ fees) of every kind and nature whatsoever, whether direct or indirect, known or unknown, in law or equity, which Purchaser ever had, now has or may have in the future against Seller or any other Seller Releasee from the beginning of this world until the date of this Agreement or the purchase of the Put Shares provided for in this Agreement; provided, however, that Purchaser is not releasing Seller from any obligations of Seller under this Agreement.

6.  Miscellaneous.

(a)  This Agreement sets forth the entire agreement between the parties hereto as to the subject matter herein, and cannot be amended, modified or terminated except by an agreement in writing executed by the parties hereto.

(b)  This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, administrators, successors and assigns.

(c)  This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to conflicts of laws principles.

(d)  Each party hereto agrees, upon the reasonable request and expense of the other party, to take such actions and to execute such other documents as necessary to give effect to the agreements herein.

(e)  This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which shall constitute a single instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

FIRECOM, INC.
By:	/s/ Paul Mendez
Paul Mendez, President

/s/ Daniel S. Tamkin
DANIEL S. TAMKIN

3

Exhibit 3.2

June 5, 2008

Dolgenos Newman & Cronin LLP
271 Madison Avenue
New York, NY 10016
   Attn:  Dennis P. McConnell, Esq.

Gentlemen:

This letter will serve to confirm the agreement whereby you, Dolgenos Newman & Cronin LLP (the “Agent”), are to serve as escrow agent with respect to the closing deliveries to be made by Firecom, Inc., a New York corporation (“Firecom”), and Daniel S. Tamkin (“Tamkin”), pursuant to a Purchase and Sale Agreement, dated the date hereof, between them (the “Purchase Agreement”).

1.    Escrow Documents.   Firecom hereby delivers $620,037 (the “Escrow Funds”) by wire transfer to to the Agent, and Tamkin hereby delivers four stock certificates aggregating 225,468 shares of Common Stock of Synergx Systems Inc., a Delaware corporation (“Synergx”), each of which with a duly executed stock power endorsed to Firecom in form for transfer to Firecom (collectively, the “Escrow Certificates”).  Upon receipt of the Escrow Funds and the Escrow Certificates (collectively, the “Escrow Documents”), the Agent shall hold, deal with and dispose of the Escrow Documents for the benefit of Firecom and Tamkin in accordance with this letter agreement.

2.    Escrow Funds. The Agent shall deposit the Escrow Funds in a separate bank escrow account where it maintains escrow funds for its clients.  If the bank account is interest bearing, any interest earned on the Escrow Funds shall be deemed part of the “Escrow Funds” for all purposes hereunder.  The Agent shall notify Firecom of the identity of the bank escrow account.

3.    Disbursement  (a)  In the event that by noon (local time) on June 10, 2008 the Agent has not received written notice from Firecom (the “Section 3(a) Notice”) as to any of the following: (i) the severance arrangement between Tamkin and Synergx has not become effective, (ii) Tamkin has not unconditionally resigned as a director and CEO of Synergx or (iii) Tamkin has sought to rescind or terminate the Purchase Agreement, the Agent shall disburse the Escrow Funds to Tamkin and deliver the Escrow Certificates to Firecom.  Firecom shall send the Section 3(a) Notice to Tamkin and his counsel simultaneously with sending such Notice to the Agent.

(b)  In the event that Firecom timely sent the Section 3(a) Notice and in the event that by noon (local time) on June 11, 2008 the Agent has not received written notice (the “Tamkin Dispute Notice”) fromTamkin or his counsel disputing the grounds stated in Section 3(a) Notice, the Agent shall disburse the Escrow Funds to Firecom and deliver the Escrow Certificates to Tamkin.  Tamkin shall send the Tamkin Dispute Notice, together with specification of the dispute, to Firecom simultaneously with sending such Notice to the Agent.

(c)  In the event that Tamkin timely sent the Tamkin Dispute Notice and within five (5) business days thereafter he fails to institute an interpleader or other action with respect to the Escrow Documents in a court of competent jurisdiction (the “Action”), the Agent shall disburse the Escrow Funds to Firecom and deliver the Escrow Certificates to Tamkin.

(d)  In the event Tamkin timely institutes the Action, the Agent shall continue to hold the Escrow Documents pending direction from the court or joint instructions from Firecom and Tamkin.  The prevailing party as between Firecom and Tamkin in any Action shall be reimbursed by the other party for all of the prevailing party’s costs (including reasonable attorney’s fees) related to the Action.

(e)  Upon the Agent disbursing and delivering the Escrow Documents pursuant to this Section 3, the escrow arrangement hereunder and this letter agreement shall terminate.

4.    Agent’s Duties.  The Agent shall have no duties with respect to the escrow arrangement herein except those expressly set forth herein.  The Agent shall be protected in acting upon any document or certificate which it in good faith and in fulfillment of its fiduciary obligations believes to be valid and to have been signed or presented by a proper person.  The Agent has represented to Firecom that Tamkin is of counsel to the Agent.  In the event of a dispute under this letter agreement, the Agent acknowledges that it will not represent Tamkin.  The Agent shall not be liable for any action taken or omitted to be taken in the performance of its duties hereunder, except in case of its willful misconduct, breach of fiduciary duty or gross negligence.  In the event the Agent shall be uncertain of its duties hereunder or believe instructions it receives are in conflict with this letter agreement, the Agent may apply to a court of competent jurisdiction for instruction, including commencement of an interpleader action as to the Escrow Documents.  The Agent may resign at any time upon thirty (30) days notice to Firecom and Tamkin, and upon the effectiveness of such resignation the Agent shall deliver the Escrow Documents as instructed by Firecom and Tamkin.

5.    Miscellaneous.  (a)  This letter agreement sets forth the entire agreement among the parties hereto with respect to the subject matter herein, and cannot be amended, modified or terminated except by an instrument in writing executed by the parties hereto.

(b)   This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to conflicts of laws principles.

(c)    Any notice to be hereunder shall be in writing and delivered either by hand or by recognized overnight courier or by email or facsimile, as follows:

 If to Firecom:

Firecom Inc.
39-27 59th Street
Woodside, NY 11377
  Attn: Paul Mendez, President
Fax:  (718) 899-1932
pmendez@firecominc.com

 with a copy to:

Thelen Reid Brown Raysman & Steiner LLP
875 Third Avenue
New York, NY 10022
   Attn. Bruce A. Rich, Esq
Fax:  (212) 603-2001
brich@thelen.com

 If to Tamkin:

Daniel S. Tamkin
327 Abbey Road
Manhasset, NY 11030
Fax:
[email]

 with a copy to:

Michael G. Berger, Esq
250 Park Avenue
New York, NY 10177
Fax: (212) 963-6008
mberger@mgberger.com

 If to Agent:

Dolgenos Newman & Cronin LLP
271 Madison Avenue
New York, NY 10016
  Attn:  Dennis P. McConnell, Esq
Fax:  (212) 925-0690
dmcconnell@dnclaw.com

or to such other address as any party hereto may hereafter duly give to the other parties hereto.  Any notice which is hand delivered in the manner provided herein shall be deemed to have been received by the party to whom it is directed upon actual receipt by such party, and any notice which is sent by facsimile or email to the address specified herein shall be deemed to have been received by the party to whom it is directed upon the sending party’s receiving a facsimile confirmation of receipt or upon the sending party receiving electronic confirmation that the email was duly sent, respectively.

(d)  This letter agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, administrators, successors and assigns.

Please confirm your agreement to the escrow arrangement set forth herein by executing and returning to each of the undersigned a duplicative copy of this letter agreement; you may retain the original for your files.

Very truly yours.
FIRECOM, INC.
By:	/s/ Paul Mendez
Paul Mendez, President

/s/ Daniel S. Tamkin
Daniel S. Tamkin

AGREED TO THIS __ DAY
OF JUNE, 2008

DOLGENOS NEWMAN & CRONIN LLP
By:	/s/ Dennis P. McConnell
Dennis P. McConnell, Partner